UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Lovesac Company

Full name of Registrant

N/A

Former name if Applicable

Two Landmark Square, Suite 300
Stamford, Connecticut 06901

(Address of principal executive offices)

(888) 636-1223

(Issuer’s telephone number)

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Lovesac Company (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 30, 2023 (the “Form 10-Q”) by the prescribed date without unreasonable effort or expense, for the reasons described below.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company commenced an internal investigation related to the recording of last mile shipping expenses in the quarter ended April 30, 2023. In addition to the aforementioned journal entry, the Company has identified through the investigation certain errors with the methodology used by the Company to calculate the accrual of its last mile freight expenses applicable to the Company’s financial statements for the fiscal year ended January 29, 2023 and the thirteen weeks ended April 30, 2023 (the “Prior Financial Statements”).

Therefore, on August 15, 2023, the Company’s management and the Audit Committee concluded that the Company’s Prior Financial Statements should no longer be relied upon because of these errors and related internal control deficiencies. As such, the Company announced it would restate the Prior Financial Statements and amend its Annual Report on Form 10-K for the fiscal year ended January 29, 2023 (the “2023 Form 10-K/A”) and its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2023 (the “First Quarter 2024 Form 10-Q/A” and together with the 2023 Form 10-K/A, the “Restatements”).

Due to the Company’s continued efforts in connection with the completion and filing of the Restatements and continued assessment of its internal controls, the Company was not able to finalize the financial statements and related information for inclusion in its quarterly report on Form 10-Q for the quarter ended July 30, 2023. The Company is working to file the Restatements and the Form 10-Q for the quarter ended July 30, 2023 as soon as practicable, but does not expect to be in a position to file the Form 10-Q within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Keith Siegner	(888)	636-1223
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 31, 2023, the Company announced preliminary financial results for the second quarter ended July 30, 2023 and included a copy of such announcement in the Company’s Current Report on Form 8-K furnished to the SEC. The select preliminary second quarter fiscal 2024 results included in the announcement were based upon information available to management as of the date thereof. The Company’s actual results may differ from these results due to final adjustments and developments that may arise or information that may become available between now and the time the Company’s financial results for second quarter fiscal 2024 are finalized and included in the Company’s Form 10-Q. These preliminary results may be subject to further adjustment as a result of the restatements of historical results discussed in Part III above. As a result of the ongoing restatement process, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the fiscal quarter ended July 30, 2023 as compared to July 31, 2022.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other legal authority. Forward-looking statements can be identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. All statements, other than statements of historical facts, included in this Form 12b-25 including all statements regarding strategy, future operations, future financial position or projections, the significance and scope of the restatements; the preliminary results for the second fiscal quarter 2024; the quantitative effects of the restatements; the timing of completion of the restatements and SEC filings; the impact of these matters on the Company’s performance and outlook; and any anticipated conclusions of the Company or the Company’s management. These statements are based on management’s current expectations, beliefs and assumptions concerning the future of our business, anticipated events and trends, the economy and other future conditions. We may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not rely on these forward-looking statements. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: changes in the effects of the restatements on the prior financial statements or financial results risks related to the timely and correct completion of the restatement and related filings; the risk that the completion and filing of the 2023 Form 10-K/A and First Quarter 2024 Form 10-Q/A will take longer than expected and will not be completed timely; identification of errors in our financial reporting in the future that require us to restate previously issued financial statements, which may subject us to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of our financial statements; the risk that additional information may become known prior to the expected filing with the SEC of the periodic reports described herein or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or delay the filing of the corrected or future periodic reports with the SEC; the possibility that The Nasdaq Stock Market may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to stockholder lawsuits or claims; risks related to higher than expected charges after completing the restatement process; risks related to our ability to implement and maintain effective internal control over financial reporting in the future, which may adversely affect the accuracy and timeliness of our financial reporting; risks related to changes in key personnel and any changes in our ability to retain key personnel; the inherent limitations in internal control over financial reporting; the scope of the restatement and the controls and procedures deficiencies; plans to remediate the deficiencies, including the material weakness, with respect to the Company’s internal control over financial reporting and disclosure controls and procedures; the impact of these matters on the Company’s performance and outlook; expectations concerning the Company’s performance and financial outlook, as well as those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Form 10-K and in our Form 10-Qs filed with the Securities and Exchange Commission, and similar disclosures in subsequent reports filed with the SEC, which are available on our investor relations website at investor.lovesac.com and on the SEC website at www.sec.gov. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. We disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

The Lovesac Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 8, 2023	By:	/s/ Keith Siegner
Keith Siegner
Executive Vice President and Chief Financial Officer

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